                [Letterhead of Protocol Communications, Inc.]






                                October 23, 2000

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Mr. Russell Mancuso, Esq.

      Re:   Protocol Communications, Inc.
            Application for Withdrawal of
            Registration Statement on Form S-1
            File No. 333-34906

Ladies and Gentlemen:

      Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Protocol Communications, Inc. (the "Registrant"), hereby applies for an order granting immediate withdrawal of its Registration Statement on Form S-1, File No. 333-34906, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on April 17, 2000.

      The Registrant is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock, par value $0.0001 per share, covered by the Registration Statement. No securities were sold or will be sold under the Registration Statement.

Securities and Exchange Commission
October 23, 2000
Page 2

      The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

      Upon the grant of the Commission's consent to the requested withdrawal of the Registration Statement, please return a dated copy of the order granting such withdrawal to the undersigned by facsimile at (978) 762-7799.

      In addition, the Registrant is withdrawing all materials submitted to the Commission under cover of a letter from its former counsel, Chadbourne & Parke LLP, dated April 17, 2000, requesting confidential treatment pursuant to Rule 406(b). The Registrant requests that all such material be returned to its current counsel, Gibson, Dunn & Crutcher LLP, to the attention of Jennifer M. Levin at 200 Park Avenue, New York, NY 10166, telephone (212) 351-3990.

      If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (978) 762-7770. Thank you for your time and assistance.

                                    Very truly yours,

                                    /s/ Raymond P. Wilson

                                    Raymond P. Wilson